UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

Home Federal Bancorp, Inc. of Louisiana
(Name Of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

43708L 10 8
(CUSIP Number)

James R. Barlow President and Chief Executive Officer Home Federal Bancorp, Inc. of Louisiana 624 Market Street Shreveport, Louisiana 71101 (318) 222-1145
(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

August 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

Page 1 of 6 Pages

_______________________
*
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43708L 10 8	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James R. Barlow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,575
	8	SHARED VOTING POWER 23,164
	9	SOLE DISPOSITIVE POWER 77,575
	10	SHARED DISPOSITIVE POWER 24,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 43708L 10 8	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer

The securities as to which this Schedule 13D relates are shares of common stock, par value $0.01 per share, of Home Federal Bancorp, Inc. of Louisiana (the "Issuer").  The address of the Issuer's principal office is 624 Market Street, Shreveport, Louisiana 71101.

Item 2.  Identity and Background

(a) James R. Barlow (the "Reporting Person").

(b) The Reporting Person's business address is the home office of Home Federal Bank, the Issuer's wholly-owned subsidiary, 222 Florida Street, Shreveport, Louisiana 71105.

(c) The Reporting Person is the President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 9,708 shares of common stock directly, 6,473 shares of common stock held jointly with his spouse, 13,500 shares held in his individual retirement account, 5,094.9442 shares of common stock allocated to his account in the Issuer's Employee Stock Ownership Plan ("ESOP"), an aggregate of 12,136.5813 units which represent shares of common stock and a cash reserve held in the Home Federal Bank Employees' Savings and Profit Sharing Plan (the "401(k) Plan") based on a report dated October 12, 2016 and 550 shares of common stock held by his spouse.  All purchases by the Reporting Person were made with personal funds.  The Reporting Person also has been granted options to purchase an aggregate of 51,367 shares of common stock pursuant to the Issuer's stock option plans and stock incentive plan which may be exercised within 60 days of the date hereof and 3,000 plan share awards that will vest and be earned within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by the Reporting Person.

Item 4.  Purpose of Transaction

The Reporting Person is the President and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer as the President and Chief Executive Officer of the Issuer.  The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.  On August 28, 2016, Mr. Barlow's beneficial ownership of the common stock was deemed to have increased to more than 5% of the outstanding shares of common stock as a result of 2,000 stock options that will vest and become exercisable on October 26, 2016 and 3,000 plan share awards that will vest and be earned on October 26, 2016 under the Issuer's 2014 Stock Incentive Plan.

CUSIP No. 43708L 10 8	13D	Page 4 of 6 Pages

The Reporting Person has no current plans or proposals (excluding actions which may be taken or proposed to be taken by the Issuer's Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 101,830 shares of common stock, which represents 5.1% of the issued and outstanding shares of common stock.  This percentage is based upon 1,959,419 shares of common stock outstanding as of October 12, 2016, plus the shares of common stock that would be issued upon the exercise of stock options held by the Reporting Person as described below.

(b) The Reporting Person is deemed to have sole voting and dispositive power with respect to 77,575 shares of common stock, which includes 51,367 shares that may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days of the date hereof, 3,000 plan share awards that will vest within 60 days of the date hereof and 13,500 shares held in the reporting person's individual retirement account. Mr. Barlow has shared voting and dispositive power with respect to 23,164 shares of common stock, which consists of 11,046.2910 equivalent shares held in Mr. Barlow's account in the Issuer's 401(k) Plan, 5,094.9442 shares held in Mr. Barlow's account in the Issuer's ESOP over which he can exercise voting rights, 6,473 shares held jointly with Mr. Barlow's spouse and 550 shares held by Mr. Barlow's spouse.  Mr. Barlow may direct the trustees of each of the 401(k) Plan and ESOP as to the voting of the shares held in such plans in which he has a beneficial interest.  Mr. Barlow has shared dispositive power over an additional 1,090.2903 units in the 401(k) Plan which consist of a reserve of cash. The Reporting Person's beneficial ownership does not include 3,892 unvested shares held in the 2011 Recognition and Retention Plan Trust ("2011 RRP"), which are the remaining shares from an award that is vesting at a rate of 20% per year beginning January 31, 2013 and voted by the trustees of the 2011 RRP in their sole discretion.

CUSIP No. 43708L 10 8	13D	Page 5 of 6 Pages

(c) The Reporting Person effected the following transactions in the Issuer's securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Shares/Units(1)	Unit Price(1)	Stock Price	Transaction Type
Common Stock	By 401(k) Plan	08/16/2016	50.0194	$22.5806	$23.02	Purchase
Common Stock	By 401(k) Plan	09/08/2016	49.9394	22.6168	23.07	Purchase
Common Stock	By 401(k) Plan	09/23/2016	49.3896	22.8686	23.35	Purchase
Common Stock	By 401(k) Plan	10/10/2016	48.7185	23.1836	23.70	Purchase
 _______________________
(1)	The number of units and unit price reflect interests in shares of Common Stock and a reserve of cash held in the Reporting Person's account in the Issuer's 401(k) Plan.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options, restricted stock awards and employee benefit plans. The Reporting Person is the President and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as the President and Chief Executive Officer in an independent manner, and to vote his shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits

Not applicable.

CUSIP No. 43708L 10 8	13D	Page 6 of 6 Pages

/s/James R. Barlow
James R. Barlow
President and Chief Executive Officer

Date: October 17, 2016